Exhibit 20

FARMERS & MERCHANTS BANCORP
ANNUALIZED SHAREHOLDER RETURNS
Fifteen Year period: 1997 through 2011

100 shares of F&M Bancorp Common Stock were valued at $13,500 on December 31, 1996 based upon a per share price of $135. Fifteen Years later, as of December 31, 2011, the total shareholder return on this investment was $64,055 representing an annualized rate of return of 14.41%, more than double the return of the S&P or Dow stock index averages for the same period.

Total shareholder return of $64,055 was comprised of: (1) an increase in market value of $46,900 based upon the original 100 shares growing to 151 shares as a result of several annual 5% stock splits, combined with an increase in share price to $400 as of December 31, 2011; and (2) receipt of $17,155 in total cash dividends and payments over the 15-year period. The cumulative dividend payments alone were greater than the original investment value.

Source: Bloomberg for Dow and S&P data